UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Richard Cotton, Vice President and General Counsel

NBC Universal, Inc.

30 Rockefeller Plaza, New York, NY 10112

(212) 664-7024

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, Amendment No. 5 filed on March 15, 2007, Amendment No. 6 filed on March 30, 2007, Amendment No. 7 filed on April 11, 2007, Amendment No. 8 filed on April 12, 2007, Amendment No. 9 filed on April 30, 2007, Amendment No. 10 filed on May 8, 2007, Amendment No. 11 filed on June 11, 2007 and Amendment No. 12 filed on August 23, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On January 11, 2008, the NBCU Entities, the Company and CM entered into an amendment to the Master Agreement (the “January 11 Amendment”) to address certain matters, including matters related to the approval of the reverse stock split and the terms applicable to the exchange of Series A-2 Preferred Stock into Series C Convertible Preferred Stock.

This description of the January 11 Amendment is not complete and is subject to the terms of the January 11 Amendment, attached hereto as Exhibit 39 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 39	Amendment letter, dated January 11, 2008, from CIG Media LLC to ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By: /s/ Lynn A. Calpeter
Name: Lynn A. Calpeter
Title: Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By: /s/ W. Scott Seeley
Name: W. Scott Seeley
Title: Authorized Signatory

NBC UNIVERSAL, INC.

By: /s/ W. Scott Seeley
Name: W. Scott Seeley
Title: Authorized Signatory

NBC PALM BEACH Investment I, INC.

By: /s/ W. Scott Seeley
Name: W. Scott Seeley
Title: Authorized Signatory

NBC PALM BEACH Investment II, INC.

By: /s/ W. Scott Seeley
Name: W. Scott Seeley
Title: Authorized Signatory

Dated:  January 14, 2008

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 39	Amendment letter, dated January 11, 2008, from CIG Media LLC to ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc.